UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 18, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Electro Rent Corporation

File No. 000-09061 - CF#32891

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Electro Rent Corporation submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from multiple 34 ACT reports filed between August 12, 2014 and April 9, 2015 and confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on August 13, 2015.

Based on representations by Electro Rent Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.37	10-K	August 12, 2014	through August 31, 2018
10.2	10-Q	October 7, 2014	through August 31, 2018
10.3	10-Q	October 7, 2014	through August 31, 2018
10.1	10-Q	January 16, 2015	through August 31, 2018
10.2	10-Q	January 16, 2015	through August 31, 2018
10.3	10-Q	January 16, 2015	through August 31, 2018
10.1	10-Q	April 9, 2015	through August 31, 2018
10.2	10-Q	April 9, 2015	through August 31, 2018
10.29	10-K	August 13, 2015	through August 31, 2018
10.30	10-K	August 13, 2015	through August 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary